                                                        Rule 424(b)(5)
                                                     File No. 33-35773
                                                     Cusip 88739LAS5


PRICING SUPPLEMENT
(To Prospectus Supplement dated July 24, 1996)
 To Prospectus dated July 24, 1996


                                   $5,000,000


                               The Timken Company


                  7.08% Fixed Rate Medium-Term Notes, Series A


                           ---------------------------


                   Interest payable August 15 and February 15
                          Commencing February 15, 1997

                           ---------------------------



 Principal     Date of        Maturity         Fixed Interest Rate
  Amount        Issue          Date                 Per Annum
-----------    -------        --------         -------------------

$5,000,000     10/10/96       10/10/06               7.08%


Price to Public:      100% of principal amount of each Note.

Redemption/Repayment:      The Notes are not redeemable prior to their stated
                           maturity date and are not repayable prior to such date.


                        ---------------------------------

                                J.P. Morgan & Co.

                       ----------------------------------




October 10, 1996




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                               RECENT DEVELOPMENTS

                  On September 10, 1996, the Company issued the following press release:

                  CANTON, OH -- September 10, 1996 -- Continuing to pursue its worldwide growth strategy, The Timken Company today announced that it has entered into negotiations to acquire the tool steel finishing and distribution businesses of Sanderson Kayser Ltd., a United Kingdom integrated steelmaker, from its British parent GEI International PLC.

                  The businesses to be acquired are based in Sheffield, England, and include steel distribution sites in Birmingham, London and Wigan, England; and Glasgow, Scotland.

                  "This acquisition is important in two major respects," said Joseph F. Toot, Jr., president and chief executive officer. "We have been moving at a demonstrably faster pace to achieve stronger worldwide growth. This acquisition, along with other recent acquisitions, including one in Poland, as well as joint ventures in India and China, accelerates that progress. In particular, it strengthens our position in the value-creation stream of the tool steel business.

                  "With this latest move, we will expand the breadth and depth of our core competencies," said Mr. Toot. "We will be combining Sanderson Kayser's market position and distribution capabilities with The Timken Company's leadership in technology, manufacturing and tool steel distribution. Along with the recent acquisitions of Ohio Alloy Steels and Houghton & Richards, the addition of Sanderson Kayser translates into strengthened tool steel leadership."

                  The Sanderson Kayser businesses will become part of Latrobe Steel Company, a Timken Company subsidiary known for its leadership in specialty steel manufacturing and, increasingly, in tool steel distribution. Sales of the businesses to be acquired were about $17 million in 1995.

                  The Timken Company is a worldwide leader in the manufacture of highly engineered bearings and alloy steels. The company employs some 17,000 people worldwide and reported 1995 sales of $2.2 billion.





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